

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 12, 2008

<u>Via U.S. Mail</u>

Randall Reneau
President, Chief Executive Officer
Strategic American Oil Corporation
9302 Mystic Oaks Trail
Austin, Texas 78750

> **Re: Strategic American Oil Corporation**
> **Registration Statement on Form S-1/A3**
> **Filed May 23, 2008**
> **File No. 333-149070**

Dear Mr. Reneau:

We have reviewed your amended filing and your response letter dated May 22, 2008, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A3 Filed May 23, 2008

General

1.   Please be reminded that your interim financial statements will need to be updated in accordance with Rule 8-08 of Regulation S-X if your registration statement is not effective by June 13, 2008.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 57

Oil and Gas Properties, page 58

2.   We note your response to prior comment 4, indicating that the entire $2.5 million amount, as disclosed on page 64, represents estimated future production costs consisting of maintenance and workover charges for the Barge Canal (Welder lease), and does not contain any estimate for expenditures to bring undeveloped reserves into production. Please explain in more details the nature of your expected workover charges, sufficient to understand why you believe such charges are appropriately characterized as production rather than development costs, as those terms are defined in Rule 4-10(a) of Regulation S-X. Additionally, please expand your disclosure to clarify the extent of your proved undeveloped reserves. If you have none, so state.

Note 5 – Oil and Gas Properties, page 61

3.   We note that you did not comply with prior comment 3, asking that you submit your computations of significance pertaining to your acquisitions of interests in producing oil and gas properties. Although you may identify factors which would not ordinarily lead you to conclude that you acquired a business under Rule 11-01(d) of Regulation S-X, our position is not that an interest in a producing property must have all of the characteristics of a typical business, but rather that it should be evaluated as a business acquisition is evaluated under Rule 3-05 or 8-04 of Regulation S-X, to determine whether financial statements are necessary for investors to adequately evaluate the transaction. Our views on financial statements pertaining to interests in producing oil or gas properties are set forth in SAB Topic 2:D, to which we referred in an earlier comment.

If you do not have the historical information necessary to provide the financial statements that would otherwise be required, since it appears that at minimum your acquired working interests met the investment significance test, we suggest that you contact us by telephone to discuss your situation. We reissue prior comment 3.

4.   Please reconcile your disclosure under this heading stating that you acquired interests in the Welder lease on August 1, 2006, with your disclosure on page 26, indicating the interest was acquired in September 2006. Also disclose the extent to which the properties underlying your interests in each of the Welder, Holt, Strahan, and McKay leases were producing properties at the time of acquisition, notwithstanding their proved or unproved reserve status, and indicate their present operating status.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, or in his absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director